UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 5)

BankGuam Holding Company

(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $0.2083 par value per share

(Title of Class of Securities)

06644A106

(CUSIP Number of Class of Securities)

Symon A. Madrazo

Chief Financial Officer

111 W Chalan Santo Papa

Hagåtña, Guam 96910

(671) 472-5300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

Stephen C. Hinton

Bradley Arant Boult Cummings LLP

1600 Division Street, Suite 700

Nashville, Tennessee 37203

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

AMENDMENT NO. 5 TO RULE 13e-3 TRANSACTION STATEMENT

This Amendment No. 5 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 that was originally filed on April 26, 2022 by BankGuam Holding Company, a Guam corporation (the “Company”), as amended by Amendment No. 1 filed June 7, 2022, Amendment No. 2 filed June 17, 2022, Amendment No. 3 filed September 29, 2022, and Amendment No. 4 filed November 4, 2022, is being filed by the Company to report the results of the Rule 13e-3 transaction described below.

As previously reported, at the Annual Meeting of Shareholders of the Company held on July 25, 2022, the shareholders of the Company approved an amendment to the Company’s Second Amended and Restated Articles of Incorporation, whereby the Company would effect a 1-for-500 reverse stock split (the “Reverse Stock Split”) of its common stock, eliminate fractional shares resulting from the Reverse Stock Split, and pay cash consideration for such resulting fractional shares at the rate of $14.75 per pre-split share.

On October 31, 2022, the Company filed a Certificate of Amendment to the Second Amended and Restated Articles of Incorporation of the Company with the Guam Department of Revenue and Taxation to effect the Reverse Stock Split.

As a result of the Reverse Stock Split, each 500 shares of issued and outstanding shares of the Company’s common stock outstanding on November 1, 2022 were automatically converted into one share of the Company’s post-split common stock. In lieu of issuing fractional shares, the Company will pay $14.75 for each share of stock that would have resulted in the issuance of a fractional share as a result of the Reverse Stock Split. Shareholders owning fewer than 500 shares of common stock prior to the Reverse Stock Split had such shares canceled and converted into the right to receive $14.75 for each share of such stock held prior to the Reverse Stock Split.

Following the Reverse Stock Split, the total number of shares of the Company’s common stock issued and outstanding was approximately 18,260, and the number of holders of record of the Company’s common stock was approximately 1,100.

Following the filing of this Final Amendment, the Company expects to file a Form 15 for the certification and notice of termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2022

BankGuam Holding Company

/s/ Symon Madrazo
Symon Madrazo
Senior Vice President and Chief Financial Officer